                                                                   EXHIBIT 4.9

                                      January 6, 1995





Food 4 Less Supermarkets, Inc.
c/o The Yucaipa Companies
10000 Santa Monica Boulevard
Fifth Floor
Los Angeles, California  90067
Attention:    Mr. Ronald W. Burkle
              Mr. Patrick Graham

                 Re:      Acquisition of Ralphs Supermarkets, Inc.

Gentlemen:

                 You have advised us that Food 4 Less Supermarkets, Inc. ("F4L"), a wholly-owned subsidiary of Food 4 Less Holdings, Inc. ("F4L Holdings"), proposes to acquire (the "Acquisition") all of the outstanding capital stock of Ralphs Supermarkets, Inc. ("RSI"). RSI owns all of the issued and outstanding capital stock of Ralphs Grocery Company ("RG"). Immediately prior to the Acquisition, Food 4 Less, Inc. ("FFL") will merge with F4L Holdings, its wholly-owned subsidiary (the "FFL Merger"), with F4L Holdings being the surviving corporation (such surviving corporation being referred to herein as "Holdings"), and, immediately following the FFL Merger, Holdings will merge with its newly-formed wholly-owned subsidiary incorporated in Delaware, with such subsidiary being the surviving corporation (such surviving corporation being referred to herein as "New Holdings"; the merger of Holdings with and into New Holdings, together with the FFL Merger, being referred to herein as the "Holdings Mergers"). The Acquisition will be consummated by merging RSI with and into F4L with RSI being the surviving corporation (the "F4L Merger"). Upon consummation of the F4L Merger, RG will be merged with and into RSI with RSI being the surviving corporation (the "RG Merger"; the F4L Merger and the RG Merger are hereinafter collectively referred to as the "Mergers"). Upon the consummation of the Holdings Mergers and the Mergers, all of F4L's current subsidiaries will initially be direct or indirect wholly-owned subsidiaries of RSI and RSI will be a wholly-owned subsidiary of New Holdings which will be controlled, directly or indirectly, by an affiliate of The Yucaipa Companies ("Yucaipa").

                 We are pleased to confirm that Bankers Trust Company ("Bankers Trust") is prepared to commit to provide all of the senior bank financing which is required to consummate the

Acquisition, the Mergers and related transactions on the terms and conditions described in this letter up to a maximum aggregate amount of $1,075 million. Bankers Trust welcomes the opportunity to continue its relationship with the F4L companies. Bankers Trust's long-term experience with each of F4L and RG, currently as a Co-Agent and the Agent on their existing bank credit agreements, respectively, provides strong support for its willingness and ability to provide the senior bank financing described herein.

                 The senior bank facilities will consist of a term loan facility of up to $750 million (the "Term Loan Facility") and a six year revolving credit facility of up to $325 million with a $150 million sublimit for letters of credit (the "Revolving Credit Facility"; the Term Loan Facility and the Revolving Credit Facility are hereinafter collectively referred to as the "Bank Facilities"). Based on the assumptions described below, we propose that the Term Loan Facility will consist of a six year Tranche A Loan of up to $375 million, a seven year Tranche B Loan of up to $125 million, an eight year Tranche C Loan of up to $125 million and a nine year Tranche D Loan of up to $125 million. We reserve the right to propose changes in the actual amount, maturity and amortization of each such tranche, however, in the event those assumptions are not met, including the successful consummation of certain consent solicitations and exchange and redemption offers with respect to the existing F4L and RG debt securities described below, or if we determine that to do so would enhance the successful syndication of the Bank Facilities.

                 With respect to the existing public debt securities of F4L, Holdings and RG, you have advised us that F4L currently has outstanding $175 million in aggregate principal amount of 10.45% Senior Notes due April 15, 2000 (the "10.45% Senior Notes") and $145 million in aggregate principal amount of 13.75% Senior Subordinated Notes due June 15, 2001 (the "13.75% Subordinated Notes"); that Holdings currently has outstanding $103.6 million in aggregate face amount ($64 million in estimated accreted value at closing) of 15.25% Senior Discount Notes, Series B due December 15, 2004 (the "15.25% Discount Notes"; the 10.45% Senior Notes, the 13.75% Subordinated Notes and the 15.25% Discount Notes are hereinafter collectively referred to as the "Existing F4L Debt Securities"); and that RG currently has outstanding $150 million in aggregate principal amount of 9% Senior Subordinated Notes due April 1, 2003 (the "9% Subordinated Notes") and $300 million in aggregate principal amount of 10-1/4% Senior Subordinated Notes due July 15, 2002 (the "10-1/4% Subordinated Notes"; the 9% Subordinated Notes and the 10-1/4% Subordinated Notes are hereinafter collectively referred to as the "Existing RG Debt Securities"). To consummate the Acquisition, the Holdings Mergers and the Mergers as proposed, you have advised us that F4L and Holdings intend to undertake consent solicitations and exchange offers (the "F4L Solicitations") with respect to the Existing F4L Debt Securities




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
to obtain the necessary amendments to the terms of the Existing F4L Debt Securities, including such covenants in the indentures pursuant to which the Existing F4L Debt Securities have been issued as may be mutually agreed upon, to permit the Acquisition, the Holdings Mergers, the Mergers and related transactions to occur as described herein. You have also advised us that (i) you intend to offer to exchange the Existing RG Debt Securities for an equivalent principal amount of new senior subordinated notes to be issued by F4L and a cash payment as described below and (ii) you intend to solicit certain consents with respect to the Existing RG Debt Securities (the offer and solicitation described in clauses (i) and (ii) are collectively referred to herein as the "RG Solicitations"). You have further advised us that, in order to provide a portion of the financing to consummate the Acquisition and the other transactions contemplated thereby, F4L is offering up to $400 million principal amount of new Senior Notes due 2004 (the "New F4L Senior Notes") in a public offering (the "Public Offering") registered under the Securities Act of 1933, as amended. Following the consummation of the Mergers, it is anticipated that RSI will, if required, make an offer to redeem (the "Change of Control Offer") any then outstanding Existing RG Debt Securities in accordance with the provisions of the indentures governing such securities at a purchase price of 101% of the principal amount thereof plus accrued interest thereon, and RSI will utilize a portion of the Tranche A Term Loan Facility to finance such redemption. Finally, you have advised us that you expect to repay the entire amount of the approximately $175 million in aggregate principal amount of outstanding real estate mortgages of RG (the "Mortgage Debt") plus accrued interest and premiums thereon.

                 The proceeds of (w) the Term Loan Facility, (x) approximately $24 million of the Revolving Credit Facility, (y) the Public Offering, together with (z) not less than $10 million in cash contributions to New Holdings invested by the management of RG (in the form of a cancellation of their rights to receive certain cash payments at closing), and not less than $150 million in other cash contributions to New Holdings (the "Equity Contributions"), will be used (i) to pay a $425.9 million cash purchase price for the RSI common stock,
(ii) to refinance certain existing bank indebtedness of RG of approximately $296 million, (iii) to refinance certain existing bank indebtedness of F4L of approximately $170 million, (iv) to repay in full the approximately $175 million in principal amount of Mortgage Debt, (v) to pay up to $22.8 million in equity appreciation rights of RSI, (vi) to make cash payments to redeem Existing RG Debt Securities in the Change of Control Offer, and (vii) to pay approximately $143 million in fees, expenses, premiums, accrued interest and other costs in connection with the Acquisition, the Holdings Mergers, the Mergers, the F4L Solicitations, the RG Solicitations, the prepayment of the Mortgage Debt and the related transactions. In addition, (i) F4L will issue
(x) additional New F4L Senior Notes, and make a cash payment in an aggregate amount to be mutually agreed upon, in exchange for an equivalent principal amount of its 10.45% Senior Notes, (y) new senior subordinated notes due 2005 (the "New F4L Senior Subordinated Notes"), and make a cash payment in an aggregate amount to be mutually agreed upon, in exchange for an equivalent principal amount of its 13.75% Subordinated Notes, and (z) up to $450 million in aggregate principal amount of new senior subordinated notes (the "F4L Senior Subordinated Notes"), and make a cash payment in an aggregate amount to be mutually agreed upon, in exchange for an equivalent principal amount of Existing RG Debt Securities. As part of the F4L Solicitations, Holdings will seek consents from the holders of the 15.25% Discount Notes to certain amendments to the indenture pursuant to which such securities were issued and will make a cash payment to the holders thereof in an aggregate amount to be mutually agreed upon. The amount of the New F4L Senior Notes and the 10.45% Senior Notes outstanding at any time will not exceed $575 million in aggregate principal amount; the amount of the New F4L Senior Subordinated Notes and the 13.75% Subordinated Notes outstanding at any time will not exceed $145 million in aggregate principal amount; and the aggregate principal amount of the Term Loans the proceeds of which are used to redeem the Existing RG Debt Securities, plus the amount of the F4L Senior Subordinated Notes and of the Existing RG Debt Securities outstanding at any time will not exceed $450 million in aggregate principal amount. You have also advised us that in addition to the $425.9 million in cash to be paid for the RSI common stock, the shareholders of RSI will receive $100 million in initial principal amount of New Holdings 13% Senior Subordinated Pay-In-Kind Debentures Due 2007 (the "Seller Debentures"). The Seller Debentures will not mature or amortize prior to the twelfth anniversary of the date of the consummation of the Acquisition (the "Closing Date") and will pay interest through the issuance of additional Seller Debentures for not less than five years following the Closing Date. The RSI common stock purchased with the proceeds of the Equity Contributions and in consideration of the issuance of the Seller Debentures shall be contributed as equity capital to F4L by New Holdings.

                 The Bank Facilities as described in this letter and on Annex A attached hereto assume (i) that the F4L Solicitations and RG Solicitations are obtained on terms that are satisfactory to you and to Bankers Trust, (ii) that the New F4L Senior Notes issued in the Public Offering are issued on terms that are satisfactory to you and to Bankers Trust, (iii) that not less than 80% of the 10.45% Senior Notes and of the 13.75% Subordinated Notes are exchanged for the additional New F4L Senior Notes and the New F4L Senior Subordinated Notes, respectively, (iv) that not less than 80% of the 9% Subordinated Notes and the 10-1/4% Subordinated Notes are exchanged for F4L Senior Subordinated Notes, and
(v) that the Mortgage Debt is repaid in full. In the event that such assumptions are not accurate, we reserve the right to suggest alternative financing





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
structures, including without limitation, modifying the amounts, maturities and amortization of the Term Loan Facility. Upon consummation of the Acquisition and the Mergers, total other indebtedness for borrowed money of RSI and its subsidiaries expected to be outstanding will not exceed $158 million in aggregate principal amount, including approximately $137 million in capital lease obligations and approximately $21 million in mortgage debt and all other indebtedness. Upon consummation of such Acquisition and the Mergers, the remaining portion of the Revolving Credit Facility will be available to be used by RSI (as the surviving corporation in the Mergers) and certain of its subsidiaries to provide for the working capital requirements and other corporate purposes of RSI and its subsidiaries and the Letter of Credit Facility will be available to be used for commercial letters of credit and standby letters of credit for RSI and its subsidiaries.

                 Bankers Trust intends to arrange for other banks, financial institutions and other "accredited investors" (as defined in Securities and Exchange Commission regulations; each such bank, financial institution and accredited investor, including Bankers Trust, being a "Lender" and collectively, the "Lenders") to provide a portion of the Bank Facilities and Bankers Trust will act as agent for the Lenders (in such capacity, the "Administrative Agent"). Certain of the terms of each of the Bank Facilities are set forth in Annex A attached hereto (the "Term Sheet").

                 We have reviewed certain historical and pro forma financial statements of RSI and F4L and their respective subsidiaries and met with representatives of F4L and with members of management of F4L and we are pleased to advise you that the results of our business and financial due diligence investigation of RSI and F4L and their respective subsidiaries to date are satisfactory. However, Bankers Trust's commitment to provide the financings described in this letter is subject to our continuing satisfaction that there has not occurred a material adverse change in the business, operations, condition (financial and otherwise) and prospects of RSI and F4L and their respective subsidiaries, our continuing satisfaction with the structure of the Acquisition, including the tax, accounting and legal consequences thereof, and the satisfaction of the conditions to be set forth in the definitive documentation relating to the Bank Facilities including, without limitation, those conditions set forth in the Term Sheet. It is understood that you (and your advisors) will continue to fully cooperate with Bankers Trust with respect to its ongoing due diligence analysis and review (including, but not limited to, by providing adequate access to the records and management of RSI and F4L and their respective subsidiaries). In the event that such ongoing due diligence review discloses information relating to conditions or events not previously disclosed to us or relating to new information or additional developments concerning conditions or events





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
previously disclosed to us which we believe may have a material adverse effect on the condition (financial or otherwise), assets, properties, business or prospects of RSI and F4L and their respective subsidiaries, taken as a whole, or any such conditions set forth in such definitive documentation are not satisfied, we may, in our sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or decline to participate in the proposed financing.

                 F4L hereby represents and covenants that based on its review and analysis, to its knowledge (a) all information, other than Projections (as defined below), which has been or is hereafter made available to Bankers Trust or the Lenders by F4L or RSI or any of their representatives in connection with the transactions contemplated hereby (the "Information") has been reviewed and analyzed by F4L in connection with the performance of its own due diligence and is, or in the case of Information made available after the date hereof will be, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements were or are made, not materially misleading and (b) all financial projections concerning RSI and F4L and their respective subsidiaries that have been or are hereafter made available to Bankers Trust or the Lenders by RSI or F4L or any of their representatives in connection with the transactions contemplated hereby (the "Projections") have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon reasonable assumptions (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of F4L and/or RSI, and that no assurance can be given that such Projections will be realized). F4L agrees to supplement the Information and the Projections from time to time until the Closing Date so that the representation and warranty made in the preceding sentence is correct on the Closing Date. In arranging and syndicating the Bank Facilities, Bankers Trust will be using and relying on the Information and the Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until a definitive financing agreement is executed and thereafter the representations contained herein shall be superseded by those contained in such definitive financing agreement.

                 The reasonable costs and expenses (including the reasonable fees and expenses of counsel to Bankers Trust, reasonable professional fees of consultants and other experts and reasonable out-of-pocket expenses of Bankers Trust, including without limitation syndication expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements and the syndication of the Bank Facilities shall be for the account of F4L. F4L further





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agrees to indemnify and hold harmless each of the Lenders (including Bankers
Trust) and each director, officer, employee and affiliate thereof (each an "indemnified person") from and against any losses, claims, damages, liabilities or other expenses to which a Lender or such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to the Acquisition, the Holdings Mergers, the Mergers and related transactions, or any of the statements contained in this letter or relating to the extension of the financing contemplated by this letter, or any use or intended use of the proceeds of any of the loans and other extensions of credit contemplated by this letter, and to reimburse each of the Lenders and each indemnified person for any reasonable legal or other expenses incurred in connection with investigating, defending or participating in any such investigation, litigation or other proceeding (whether or not such Lender or any such person is a party to any investigation, litigation or proceeding out of which any such expenses arise); provided, however, that the indemnity contained herein shall not apply to the extent that such losses, claims, damages, liabilities or other expenses result from the gross negligence or willful misconduct of such Lender or indemnified person. The obligations to indemnify each Lender and such indemnified persons and pay such legal and other expenses shall remain effective until a definitive financing agreement is executed and thereafter the indemnification and expense reimbursement obligations contained herein shall be superseded by those contained in such definitive financing agreement. Neither Bankers Trust nor any other Lender shall be responsible or liable to any other party or any other person for consequential damages which may be alleged as a result of this letter.

                 In connection with the services to be provided hereunder by Bankers Trust, Bankers Trust may employ the services of its affiliates, including, without limitation, BT Securities Corporation. Bankers Trust may share with such affiliates, and such affiliates may share with Bankers Trust, any information concerning F4L and RSI; provided that Bankers Trust and such affiliates agree to hold any non-public information confidential in accordance with their respective customary policies relating to non-public information. Any such affiliate so employed (and its directors, officers, employees and affiliates) shall be entitled to all of the benefits afforded to Bankers Trust hereunder.

                 This letter is confidential and shall not be disclosed by you to any person other than your accountants, attorneys and, to the extent approved by Bankers Trust, other advisors, and to RSI and its attorneys and, to the extent approved by Bankers Trust, other advisors, and then only on a confidential basis and in connection with the Acquisition, the Mergers and the related transactions contemplated herein. Additionally, you may make





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such disclosures of this letter as are required by law or judicial process or as may be required or appropriate in response to any summons or subpoena or in connection with any litigation. This letter supersedes any prior letters from Bankers Trust with respect to the subject matter hereof including without limitation our letters dated August 25, 1994 and November 14, 1994.

                 Our offer will terminate on January 10, 1995, unless on or before that date you sign and return an enclosed counterpart of this letter together with an executed copy of the accompanying letter concerning certain fee arrangements. The Bank Facilities referred to herein shall in no event be available unless the Acquisition and related transactions have been consummated on or prior to March 15, 1995.

                 This letter agreement shall be construed in accordance with the internal laws of the State of New York. This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.





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
                 We appreciate having been given the opportunity by you to be involved in this transaction and we look forward to continuing our relationship with the F4L companies in the future.


                                       Very truly yours,

                                       BANKERS TRUST COMPANY


                                       By: __________________________
                                       Title: _______________________


AGREED AND ACCEPTED THIS
___ day of January, 1995

FOOD 4 LESS SUPERMARKETS, INC.


By:_____________________
Title:__________________





                                      S-1

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                                                                         ANNEX A
                         FOOD 4 LESS SUPERMARKETS, INC.
                                SUMMARY OF TERMS
                                BANK FACILITIES


                 The following summarizes certain terms for a senior bank term loan facility and a senior bank revolving credit facility to be utilized in connection with the proposed acquisition of Ralphs Supermarkets, Inc. by Food 4 Less Supermarkets, Inc. All terms defined in the financing letter to which this Annex A is attached and not otherwise defined herein shall have the same meanings when used herein.

I.       THE BANK FACILITIES

Borrowers:
Food 4 Less Supermarkets, Inc. ("F4L") will be the borrower under the Term Loan Facility and a borrower under the Revolving Credit Facility; in connection with the consummation of the Acquisition, Ralphs Supermarkets, Inc. ("RSI") will be merged with and into F4L with RSI being the surviving corporation (the "F4L Merger"); upon consummation of the F4L Merger, Ralphs Grocery Company ("RG") will be merged with and into RSI, with RSI being the surviving corporation; after such mergers, extensions of credit under the Revolving Credit Facility will be incurred by RSI and certain of its subsidiaries.

The Lenders:
Bankers Trust and a syndicate of banks, financial institutions and other accredited investors (the "Lenders").

Co-Agents for the Lenders:
Bankers Trust and such other Lenders as may be mutually agreed upon by Bankers Trust and F4L (the "Co-Agents").

Administrative Agent for the Lenders:
Bankers Trust (in such capacity, the "Administrative Agent").

Type and Amount:
The Bank Facilities shall consist of the Term Loan Facility and the Revolving Credit Facility.

Term Loan Facility. The Term Loan Facility will consist of Tranche A Loans, Tranche B Loans, Tranche C Loans and Tranche D Loans. The Lenders' commitments to lend the Tranche A Loans, the Tranche B Loans, the Tranche C Loans and the Tranche D Loans will terminate





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
immediately upon the consummation of the Acquisition; provided that up to $90 million of the Tranche A Term Loan Facility may be available for up to 90 days after the Closing Date to redeem the Existing RG Debt Securities in the event that any Change of Control Offer is required to be made for such securities.

Tranche A Loans. The Tranche A Loans will mature on the date six years from the Closing Date and be in an original principal amount of up to $375 million. If the amount of the Existing RG Debt Securities exchanged in the RG Solicitations exceeds $360 million, then the amount available for borrowing under the Tranche A Term Loan Facility shall be reduced, on a dollar-for-dollar basis, to the extent that the amount of proceeds from the Public Offering is not reduced from $400 million. The Tranche A Loans will be required to be amortized, commencing in the fifteenth month after the Closing Date, in quarterly installments in aggregate annual amounts of $45 million in the second year; $75 million in the third year; $80 million in the fourth year; $85 million in the fifth year; and $90 million in the sixth year; provided that in the event that less than $375 million of the Tranche A Loans are utilized, the annual amounts of amortization payments set forth above shall be reduced on a pro rata basis.

Tranche B Loans. The Tranche B Loans will mature on the date seven years from the Closing Date and be in an original principal amount of up to $125 million. The Tranche B Loans will be required to be amortized in equal quarterly installments in aggregate annual amounts of $1.25 million for the first six years and $117.5 million in the seventh year.

Tranche C Loans. The Tranche C Loans will mature on the date eight years from the Closing Date and be in an original principal amount of up to $125 million. The Tranche C Loans will be required to be amortized in equal quarterly installments in aggregate annual amounts of $1.25 million for the first seven years and $116.25 million in the eighth year.





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
Tranche D Loans. The Tranche D Loans will mature on the date nine years from the Closing Date and be in an original principal amount of up to $125 million. The Tranche D Loans will be required to be amortized in equal quarterly installments in aggregate annual amounts of $1.25 million for the first eight years and $115 million in the ninth year.

The amounts, amortization payments and maturities of the Term Loan Facility are subject to modification in the event that the F4L Solicitations, the RG Solicitations and the Public Offering are not consummated on mutually agreeable terms as described in "Certain Conditions Precedent to Initial Funding--Issuance of F4L Senior Subordinated Notes;--Public Offering;--F4L Solicitations" below, or Bankers Trust believes that such modification would enhance the successful syndication of the Bank Facilities.

Revolving Credit Facility. The Revolving Credit Facility will mature on the same date as the Tranche A Loan and be in an amount of up to $325 million under which working capital loans may be made and commercial or standby letters of credit in the maximum aggregate amount of up to $150 million may be issued. Up to $30 million of the Revolving Credit Facility will be available as a swingline facility.

Use of Proceeds:
The proceeds of (v) the Term Loan Facility, (w) approximately $24 million of the Revolving Credit Facility, (x) the Public Offering, together with (y) not less than $10 million in cash contributions invested by the RG management (in the form of a cancellation of their rights to receive certain cash payments at closing), and not less than $150 million in proceeds from the issuance of preferred stock, all of which shall be contributed by New Holdings to F4L as common equity and (z) the issuance of up to $450 million of F4L Senior Subordinated Notes shall be used as follows:

1. to pay the cash component of the purchase price for the stock of RSI of approximately $425.9 million; the remaining purchase price will be paid through the issuance of the Seller Debentures by New Holdings;





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
2. to refinance approximately $296 million of existing bank indebtedness of RG and approximately $170 million of existing bank indebtedness of F4L;

3. to exchange up to $450 million principal amount of Existing RG Debt Securities for F4L Senior Subordinated Notes plus a cash payment, and to redeem Existing RG Debt Securities in any Change of Control Offer (provided that the aggregate outstanding principal amount of F4L Senior Subordinated Notes, Existing RG Debt Securities and Term Loans the proceeds of which are used to redeem Existing RG Debt Securities shall not exceed $450 million);

4. to repay in full the approximately $175 million in principal amount of the Mortgage Debt;

5.       to pay up to $22.8 million in RSI equity appreciation rights;

6. to pay up to $143 million of fees, expenses, premiums, accrued interest and other costs associated with the Acquisition and the Mergers (including without limitation the payment of a $9 million consulting fee to Edward J. DeBartolo Corporation, Inc.), the Bank Facilities, the F4L Solicitations, the RG Solicitations, the Public Offering, the Change of Control Offer, if any, the prepayment of the Mortgage Debt and the related transactions described herein.

A portion of the Tranche A Term Loan Facility, equal to the principal amount of Existing RG Debt Securities not exchanged in the RG Solicitations, but in no event to exceed $90 million, may be available in a single draw as soon as practicable (but not later than 90 days) after the Closing Date to redeem any such Existing RG Debt Securities tendered in any Change of Control Offer. The Revolving Credit Facility will be available to provide for the working capital requirements and general corporate purposes of RSI and its subsidiaries and to issue commercial letters of credit and standby letters of credit to support workers' compensation contingencies





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
and for other corporate purposes to be agreed upon.

Security:
All extensions of credit to RSI and guaranties of subsidiaries of RSI will be secured by all personal property of RSI and its subsidiaries, including a pledge of the stock of all subsidiaries of RSI. The guaranty of New Holdings will be secured by a pledge of the stock of F4L and, upon consummation of the merger of F4L into RSI, RSI.

In an abundance of caution, the Bank Facilities shall also be secured by first priority liens on all unencumbered real property fee interests of RSI and its subsidiaries and RSI and its subsidiaries shall use their reasonable economic efforts to provide the Lenders with a first priority lien on all unencumbered leasehold interests of RSI and its subsidiaries.

To effect liens securing the Bank Facilities, F4L and its subsidiaries (including, upon consummation of the Mergers, RSI and its subsidiaries) shall execute and deliver to Administrative Agent all security agreements, financing statements, deeds of trust, mortgages and other documents and instruments as are necessary to grant a first priority perfected security interest in and lien upon all their respective properties, subject to customary permitted liens to be agreed upon.

Negative pledge on all assets of RSI and its subsidiaries, subject to exceptions to be agreed upon.

Guarantors:
New Holdings and all active subsidiaries of F4L. The aggregate assets and revenues of inactive subsidiaries that are not guarantors shall be de minimis in amount.

Interest Rates:
All amounts outstanding under the Bank Facilities shall bear interest, at F4L's option, as follows:

A. With respect to the Tranche A Loans and loans made under the Revolving Credit Facility:

         (i)     at the Base Rate plus 1.25% per annum; or

         (ii)    at the reserve adjusted Euro-Dollar Rate plus 2.50% per annum.

B.       With respect to the Tranche B Loans:

         (i)     at the Base Rate plus 1.75% per annum; or

         (ii)    at the reserve adjusted Euro-Dollar Rate plus 3.00% per annum.

C.       With respect to the Tranche C Loans:

         (i)     at the Base Rate plus 2.125% per annum; or

         (ii)    at the reserve adjusted Euro-Dollar Rate plus 3.375% per annum.

D.       With respect to the Tranche D Loans:

         (i)     at the Base Rate plus 2.50% per annum; or

         (ii)    at the reserve adjusted Euro-Dollar Rate plus 3.75% per annum.


The foregoing interest rates on the Tranche A Loans and the Revolving Credit Facility and the fees payable under the Revolving Credit Facility on letters of credit, will be reduced in increments of 0.25% per annum (but not more than .50% per annum for all such reductions in the aggregate) after the Term Loan Facility has been reduced by such amounts, and during such times as the ratio of EBITDA (to be defined) to cash interest expense for the four most recently concluded fiscal quarters exceeds such ratios, as are mutually agreed upon.

Loans outstanding under the swingline facility shall bear interest at the Base Rate plus .75% per annum (subject to adjustment as described in the preceding paragraph) and such outstanding loans shall not constitute usage of the Revolving Credit Facility for purposes of calculating the commitment fee.

As used herein, the terms "Base Rate" and "reserve adjusted Euro-Dollar Rate" shall have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve adjusted Euro-Dollar Rate shall be customary and appropriate for financings of this type. After the occurrence of a default, interest shall accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate plus an additional two percentage points (2.00%) per annum and shall be payable on demand.

Interest Payments:
Quarterly for Base Rate Loans; on the last day of selected interest periods (which shall be 1, 2, 3 and 6 months) for Euro-Dollar Loans (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year.

Interest Rate Protection:
Within 120 days of the Closing Date, RSI will obtain interest rate protection by interest rate swaps, caps or other agreements satisfactory to Administrative Agent against increases in interest rates with respect to a notional amount equal to not less than one-third of the Term Loans outstanding on the Closing Date for a period of not less than two years.

Letter of Credit Fees:
The fees payable on the standby letters of credit shall be equal to the sum of
(i) an amount, to be shared by all Lenders pro rata, equal to the applicable margin over the reserve adjusted Euro-Dollar Rate under the Revolving Credit Facility (as the same may be adjusted) plus (ii) an additional .25% per annum to be retained by the Lender issuing the standby letter of credit. The fees payable on the commercial letters of credit shall be equal to the sum of (i) an amount, to be shared by all Lenders pro rata, equal to the applicable margin over the reserve adjusted Euro-Dollar Rate under the Revolving Credit Facility (as the same may be adjusted) minus 1.00% per annum plus (ii) an additional .25% per annum to be retained by the Lender issuing the commercial letter of credit. Fees on all letters of credit shall be based upon the amount available for drawing under such outstanding letters of credit.

Commitment Fees:
Commitment fees equal to .50% per annum times the undrawn portion of the Tranche A Term Loan Facility shall accrue from the Closing Date to the date of drawing thereof or the date of termination of such undrawn commitment (which shall be no later than 90 days after the Closing Date) and shall be payable upon such drawing or termination. Commitment fees equal to .50% per annum times the daily average unused portion of the Revolving Credit Facility shall accrue from the Closing Date and shall be payable quarterly in arrears and at maturity.

Voluntary Prepayments:
The Bank Facilities may be prepaid in whole or in part without premium or penalty (Euro-Dollar Rate Loans prepayable only on the last days of related interest periods) and the Lenders' commitments relative thereto reduced or terminated upon such notice and in such amounts as may be agreed upon. Voluntary prepayments of the Term Loan Facility shall be applied ratably among Tranche A Loans, Tranche B Loans, Tranche C Loans and Tranche D Loans and shall be applied to scheduled amortization payments pro rata.

Mandatory Prepayments:
RSI shall make the following mandatory prepayments (subject to certain basket amounts to be negotiated in the definitive financing agreements):

1. prepayments in the amount of all of the net after-tax cash proceeds of the sale or other disposition of any property or assets of RSI or its subsidiaries, other than net cash proceeds of sales or other dispositions of inventory or obsolete equipment in the ordinary course of business, reinvestment of the proceeds from the sale of any store in like assets within 9 months of such sale and the sale/ leaseback of any store within 6 months of the completion of such store and other exceptions to be negotiated, payable no later than the third Business Day following the date of receipt or other date such payment becomes due;

2. prepayments in the amount of the net cash proceeds received from the issuance of certain debt securities of New Holdings or its subsidiaries with exceptions to be agreed upon, payable no later than the first Business Day following the date of receipt;

3. prepayments in an amount equal to 50% (the "Equity Repayment Amount"), of the net cash proceeds received from the issuance of equity securities of New Holdings, payable no later than the first Business Day following the date of receipt; provided that a portion of the Equity Repayment Amount may be used to redeem, retire or repurchase other indebtedness of New Holdings or RSI in an amount to be mutually agreed upon;

4. prepayments in the amount of all proceeds received from any pension plan reversion, payable upon receipt; and

5. prepayments in an amount equal to 75% (the "Cash Flow Repayment Amount") of excess cash flow (to be defined), payable within 90 days of fiscal year-end; provided that a portion of the Cash Flow Repayment Amount may be used to redeem, retire or repurchase other indebtedness of New Holdings or RSI in an amount to be mutually agreed upon.

All mandatory prepayments shall be applied ratably between Tranche A Loans, Tranche B Loans, Tranche C Loans and Tranche D Loans and to scheduled amortization payments of the Tranche A Loans, Tranche B Loans, Tranche C Loans and Tranche D Loans pro rata. Mandatory prepayments allocated to the Tranche B Loans, Tranche C Loans and Tranche D Loans will be used to make an offer for such Loans and, to the extent not accepted by the holders of such Loans, 50% may be retained by RSI and the remaining 50% will be applied to the prepayment of the Tranche A Loans.

Clean-Down:
Loans outstanding under the Revolving Credit Facility shall be reduced to $75 million for not less than 30 consecutive days during each consecutive twelve-month period.

Representations and Warranties:
Customary and appropriate, including without limitation due organization and authorization, financial condition, no material adverse changes, title to properties, liens, litigation, payment of taxes, no material adverse agreements, compliance with laws, environmental liabilities and full disclosure.

Covenants:
Customary and appropriate affirmative and negative covenants, including but not limited to financial covenants related to minimum fixed charge coverage, minimum EBITDA, maximum leverage (to be defined as the ratio of total debt to EBITDA) and minimum net worth. Other covenants will include limitations on other indebtedness, liens, investments, guarantees, restricted junior payments (dividends, redemptions and payments on subordinated debt), prepayment or repurchase of other indebtedness (other than from the proceeds of Equity Repayment Amounts and Cash Flow Repayment Amounts or from the proceeds of certain refinancing indebtedness as mutually agreed upon), mergers and acquisitions, sales of assets, cash capital expenditures, leases, transactions with affiliates and other provisions customary and appropriate for financings of this type, including exceptions and baskets to be mutually agreed upon.

Events of Default:
Customary and appropriate, including without limitation failure to make payments when due, defaults under other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, impairment of security interests in collateral, invalidity of guarantees, and "changes of control" (to be defined in a mutually agreed upon manner).

II.      CONDITIONS TO LOANS

Certain Conditions Precedent to Initial Funding:
Conditions precedent to the initial funding of the Bank Facilities will include, without limitation, the following:

1. Satisfactory Bank Documentation. The definitive documentation evidencing the Bank Facilities (the "Definitive Financing Documents") shall be prepared by counsel to Bankers Trust and shall be in form and substance satisfactory to Bankers Trust and Lenders.

2. Structure and Other Related Documentation. The tax, accounting and legal aspects of the structure utilized to consummate the Acquisition, the Holdings Mergers, the Mergers and the financings and other transactions related thereto and the definitive documentation evidencing such transactions shall be in form and substance satisfactory to Bankers Trust and Lenders.

3. New Equity. Prior to or concurrently with the Closing Date, New Holdings shall have received cash contributions of not less than $10 million contributed by the RG management (in the form of a cancellation of their rights to receive certain cash payments), plus not less than $150 million in proceeds from the issuance of preferred stock to new equity investors, the aggregate proceeds of which shall be used to purchase RSI common stock in connection with the Acquisition, which common stock shall be contributed to the equity capital of F4L. The terms and conditions of the preferred stock issued by New Holdings, including the type and amount of dividend payments and any redemption provisions, shall be satisfactory to Bankers Trust;provided that such preferred stock shall not be subject to any mandatory redemption and no payments of cash dividends shall be required thereon.

4. Seller Debentures. Prior to or concurrently with the Closing Date, New Holdings shall have issued the Seller Debentures in the aggregate initial principal amount of $100 million. The Seller Debentures may not mature, and amortization payments may not be made on the Seller Debentures, prior to the twelfth anniversary of the Closing Date. Interest shall be payable through the issuance of additional Seller Debentures until the fifth anniversary of the Closing Date and thereafter may be paid in cash. The Seller Debentures shall be structurally subordinate to the Bank Facilities and may not be secured or guaranteed. The interest rate, covenants, defaults, subordination terms, remedies and all other terms of the Seller Debentures shall be satisfactory to Bankers Trust and Lenders and shall be consistent with the terms of the F4L Senior Subordinated Notes. In addition, without limitation of the foregoing, Bankers Trust and the Lenders shall be satisfied with the appropriateness of the definition of a "Change of Control" contained in the Seller Debentures in light of all of the relevant circumstances on the Closing Date, including the equity ownership of Yucaipa and its affiliates and the other major shareholders and the terms of all shareholder agreements. Bankers Trust has reviewed a draft dated September 1, 1994 of the Indenture pursuant to which the Seller Debentures are to be issued and except for provisions of the Indenture which are not yet completed and subject to our satisfaction with such consistency and such matters related to a Change of Control, the terms of such Indenture are satisfactory to Bankers Trust. The RSI common stock purchased in consideration of the issuance of the Seller Debentures shall be contributed to the equity capital of F4L by New Holdings.

5. Issuance of F4L Senior Subordinated Notes. Not less than 80% of the 9% Subordinated Notes and of the 10-1/4% Subordinated Notes shall have been tendered for exchange as a result of the RG Solicitations and F4L shall have obtained all such consents and amendments as may be required to permit the Acquisition, the Holdings Mergers, the Mergers, the borrowings under the Bank Facilities and the related transactions to occur as described herein, the terms and conditions of such consents to be in form and substance satisfactory to Bankers Trust and Lenders. Prior to or concurrently with the Closing Date, F4L shall have issued not less than $360 million of F4L Senior Subordinated Notes in exchange for a like principal amount of Existing RG Debt Securities and an aggregate cash payment in an amount to be mutually agreed upon. The F4L Senior Subordinated Notes shall be unsecured and shall have no scheduled principal payments payable prior to the tenth anniversary of the Closing Date. The interest rate, covenants, defaults, subordination provisions, remedies and all other terms of the F4L Senior Subordinated Notes shall be satisfactory to Bankers Trust and the Lenders. All such negative covenants and defaults shall be less restrictive than those contained in the Definitive Financing Documents. The principal amount of the F4L Senior Subordinated Notes, when aggregated with the principal amount of the Term Loans the proceeds of which are used to redeem the Existing RG Debt Securities for cash and the principal amount of the Existing RG Debt Securities, shall not exceed $450 million outstanding at any time.

6. Public Offering. Prior to or concurrently with the Closing Date, F4L shall have received cash proceeds of not less than $400 million from the Public Offering, the proceeds of which shall be applied to the purposes specified under "Use of Proceeds" above; provided that such $400 million may be reduced if the amount of Existing RG Debt Securities exchanged in the RG Solicitations exceeds $360 million.
         The terms and conditions of the New F4L Senior Notes issued in the Public Offering shall be as described under "F4L Solicitations" below.

7. Payment of Purchase Price. Concurrently with the Closing Date, New Holdings shall have acquired 100% of the capital stock of RSI at a purchase price not to exceed a payment of $525.9 million, comprised of a $425.9 million cash payment and the issuance of $100 million of Seller Debentures by New Holdings, not including any refinancing or assumption of existing indebtedness as described below. Upon consummation of the Acquisition, the Holdings Mergers and the Mergers, all shares of the capital stock of RSI shall be owned by New Holdings and Yucaipa shall, directly or indirectly, control New Holdings.

 8. Discharge of Bank Indebtedness. Concurrently with the Acquisition, all existing bank indebtedness of RG in the approximate aggregate principal amount of $296 million and of F4L and its subsidiaries in the approximate aggregate principal amount of $170 million shall be repaid in full and all commitments thereunder shall have been terminated.

9. F4L Solicitations. Prior to or concurrently with the Closing Date, F4L shall have issued additional New F4L Senior Notes and the New F4L Senior Subordinated Notes in exchange for not less than 80% of the 10.45% Senior Notes and the 13.75% Subordinated Notes and an aggregate cash payment to be mutually agreed upon, and Holdings and F4L shall have obtained all such consents and amendments as may be required to permit the Acquisition, the Holdings Mergers, the Mergers, the borrowings under the Bank Facilities and the related transactions to occur as described herein, the terms and conditions of such consents to be in form and substance satisfactory to Bankers Trust and Lenders. The New F4L Senior Notes and the New F4L Senior Subordinated Notes shall be unsecured and shall have no scheduled principal payments prior to 2004 and 2005, respectively. The interest rate, covenants, defaults, remedies, subordination provisions (in the case of the New F4L Senior Subordinated Notes) and all other terms of the New F4L Senior Notes and New F4L Senior Subordinated Notes shall be satisfactory to Bankers Trust and the Lenders. All such negative covenants and defaults shall be less restrictive than those contained in the Definitive Financing Documents. The aggregate principal amount of the 10.45% Senior Notes and the New F4L Senior Notes shall not exceed $575 million at any time outstanding, and the aggregate principal amount of the 13.75% Subordinated Notes and the New F4L Senior Subordinated Notes shall not exceed $145 million at any time outstanding. Holdings and its subsidiaries shall otherwise be in compliance with their respective obligations under the indentures or other agreements pursuant to which their respective debt securities have been issued.

10. Mortgage Debt and Other Obligations. Prior to or concurrently with the Closing Date, RG shall have repaid in full the Mortgage Debt. RSI and its subsidiaries may remain liable with respect to obligations relating to existing indebtedness in the approximate aggregate principal amount of $158 million, including approximately $137 million in existing capital lease obligations and approximately $21 million in mortgage debt and all other indebtedness, all such matters to be on terms and conditions and in form and substance satisfactory to Bankers Trust and Lenders. RSI and its subsidiaries shall have obtained all such consents, waivers, amendments, approvals and the like as may be required under the existing contracts and agreements of such persons to permit the borrowing under the Bank Facilities, the Acquisition, the Holdings Mergers, the Mergers and all related transactions and shall otherwise be in compliance in all material respects with their respective obligations under such agreements.

11. Security. The Administrative Agent, for the benefit of Lenders, shall have been granted a perfected security interest in all assets to the extent described above under the heading "Security".

12. Title Insurance. The Administrative Agent shall have received satisfactory assurances that an ALTA title insurance policy insuring the interest of the Lenders in certain of the real property securing the Bank Facilities will be available in form and substance satisfactory to Bankers Trust.

13. Appraisals. Upon request of Bankers Trust or the Lenders, the Administrative Agent shall have received appraisals in form, scope and substance reasonably satisfactory to Bankers Trust and satisfying the requirements of any applicable laws and regulations concerning the real property security.

14. Environmental Matters. Bankers Trust and Lenders shall have received reports and other information in form, scope and substance satisfactory to Bankers Trust and Lenders concerning environmental liabilities of F4L, RG and their respective subsidiaries.

15. No Material Adverse Change. Other than with respect to such information as is disclosed in the filing on Form 10Q made on July 17, 1994 with respect to RSI and its subsidiaries, there shall have occurred no material adverse change in the condition (financial or otherwise), business, assets, liabilities, properties, results of operations or prospects of F4L, RG and their respective subsidiaries, individually and taken as a whole, since June 25, 1994, in the case of Holdings and its subsidiaries, and January 30, 1994, in the case of RSI and its subsidiaries.

16. No Disruption of Financial and Capital Markets. There shall have been no material adverse change after the date hereof to the syndication markets for credit facilities similar in nature to the Bank Facilities and there shall not have occurred and be continuing a material disruption of or material adverse change in financial, banking or capital markets that would have an adverse effect on such syndication market, in each case as determined by Bankers Trust in its sole discretion.

17. Financial Statements. Bankers Trust and the Lenders shall have received the unaudited financial statements for F4L, RG and their respective subsidiaries for most recently ended fiscal periods. If unaudited, Bankers Trust and the Lenders may review such unaudited financial statements with the independent certified public accountants for F4L and the cost of such review shall be for the account of F4L.

18. Due Diligence. The results of Bankers Trust's business and financial due diligence investigations, and any supplemental business or financial due diligence that Bankers Trust reasonably determines has become necessary, shall be satisfactory in all respects to Bankers Trust. Bankers Trust and Lenders shall also have received any information reasonably necessary to conduct such due diligence. Bankers Trust completed such due diligence by October 14, 1994.

19. Solvency. Bankers Trust and Lenders shall have received a solvency opinion from a nationally recognized valuation firm satisfactory to Bankers Trust and a certificate from the chief financial officer of F4L in form and substance satisfactory to Bankers Trust and Lenders, supporting the conclusions that, after giving effect to the Acquisition, the Mergers and related transactions, F4L will not be insolvent or will not be rendered insolvent by the indebtedness incurred in connection therewith, or be left with unreasonably small capital with which to engage in its businesses or have incurred debts beyond its ability to pay such debts as they mature.

20. Customary Closing Documents. All documents required to be delivered under the Definitive Financing Documents, including customary legal opinions, corporate records and documents from public officials and officers' certificates, shall have been delivered.

Conditions to All Borrowings:
The conditions to all borrowings will include requirements relating to prior written notice of borrowing, the accuracy of representations and warranties, and the absence of any default or potential event of default, and will otherwise be customary and appropriate for financings of this type.

III.     MISCELLANEOUS

Syndication:
A syndicate of financial institutions will be arranged by Bankers Trust. RG and F4L shall cooperate with Bankers Trust in the syndication of the Bank Facilities (including, but not limited to, participation in meetings with Lenders and assisting in the preparation of a Confidential Information Memorandum and other materials to be used in connection with such syndication) and shall provide and cause its advisors to provide all information reasonably deemed necessary by Bankers Trust to complete a successful syndication. RG and F4L also agree to assist in coordinating Bankers Trust's primary syndication efforts with those of other financings contemplated by RG and F4L in this transaction.

The Lenders may assign all or, in an amount of not less than $5 million, any part of their share of the Bank Facilities to affiliates or one or more banks or other entities that are eligible assignees (to be described in the loan documentation) which, in the case of assignments made by Lenders other than Bankers Trust, are acceptable to Administrative Agent and RSI, such consent not to be unreasonably withheld, and upon such assignment, such affiliate, bank or entity shall become a Lender for all purposes of the loan documentation; provided that assignments made to affiliates and other Lenders shall not be subject to the $5 million minimum assignment requirement. Lenders will have the right to sell participations, subject to customary limitations on voting rights, in their share of the Bank Facilities.

Requisite Lenders:
Requisite Lenders shall mean Lenders holding in the aggregate 51% of the commitments under the Bank Facilities.

Taxes, Reserve Requirements & Indemnities:
All payments are to be made free and clear of any taxes (other than franchise taxes and taxes on overall net income), imposts, assessments, withholdings, or other deductions whatsoever. Foreign lenders shall furnish to Administrative Agent (for delivery to RSI) appropriate certificates or other evidence of exemption from U.S. federal tax withholding.

RSI is to indemnify the Lenders against all increased costs of capital resulting from reserve requirements or otherwise imposed, in each case subject to customary increased costs, capital adequacy and similar provisions to the extent not taken into account in the calculation of the Base Rate or the Euro-Dollar Rate.

Governing Law and Jurisdiction:
RSI will submit to the non-exclusive jurisdiction and venue of the federal and state courts of the State of New York and will waive any right to trial by jury. New York law shall govern loan documentation.

Bankers Trust's Counsel:
O'Melveny & Myers.